EXHIBIT 99.1

Subject To announce the differences between the year of 2015 financial statements under Taiwan-IFRSs and IFRSs

To which item it meetsArticle 4.1.(47)

Statement

1. Date of occurrence of the event2016/04/27

2. Cause of occurrenceTo announce the differences between the year of 2015 financial statements under International Financial Reporting Standards endorsed by Financial Supervisory Commission (FSC) (“Taiwan-IFRSs”) and International Financial Reporting Standards as issued by the IASB (“IFRSs”)

3. Contents of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for:

(1) Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”)

reported consolidated net income of NT$43,664,345 thousand, consolidated net income attributable to stockholders of the parent of NT$42,805,728 thousand, and basic earnings per share of NT$5.52 for the year of 2015, respectively. The Company also reported total assets of NT$453,021,092 thousand, total liabilities of NT$79,012,089 thousand, and total equity of NT$374,009,003 thousand as of December 31, 2015.

(2) Under IFRSs, the Company reported consolidated net income of NT$42,852 million,

consolidated net income attributable to stockholders of the parent of NT$42,039 million, and basic earnings per share of NT$5.42 for the year of 2015, respectively. The Company also reported total assets of NT$452,771 million, total liabilities of NT$83,432 million, and total equity of NT$369,339 million as of December 31, 2015.

(3) The differences in consolidated net income between under Taiwan-IFRSs and IFRSs followed by the Company mainly come from the timing of the recognition of 10% income tax on unappropriated earnings. In addition, prior to incorporation, Chunghwa Telecom was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by Chunghwa Telecom. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of that day. Under IFRSs, revenue from connection fees and prepaid cards was deferred at the time of the service performed or sale and recognized as revenue over the average expected customer service periods as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to unappropriated earnings did not affect total equity.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and equity are based on the financial statements under Taiwan-IFRSs.